VIA EDGAR

July 25, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Aamira Chaudhry and Amy Geddes

RE:	Criteo S.A.
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed February 28, 2025
Form 10-Q for the Quarterly Period Ended March 31, 2025
Filed May 2, 2025
File No. 001-36153

Ladies and Gentlemen:

In your letter dated June 25, 2025 (the “Comment Letter”), you requested that Criteo S.A. (the “Company”) respond to your comments within ten (10) business days or advise when it would provide a response.

As discussed and agreed by email, the ten (10) business day clock shall begin on July 25, 2025, and the Company intends to respond to the Comment Letter on or before August 8, 2025. This timing is necessary to provide sufficient time for the Company’s preparation of responses.

Thank you for your consideration.  Please do not hesitate to contact me if you have any questions.

Sincerely,

/s/ Sarah Glickman
Sarah Glickman
Chief Financial Officer
Criteo S.A.